UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
August 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21
NIRE 35.300.022.807
(a publicly held company)

MINUTES OF THE BOARD OF DIRECTORS’ ORDINARY MEETING
HELD ON AUGUST 23rd, 2011

Date, time and place: Held on August 23rd, 2011, at 9:00a.m., at the Company’s branch located at Rodovia General Euryale Jesus Zerbini, Km 84, SP 66, São Silvestre, in the City of Jacareí, State of São Paulo.

Call notice: The call notice was waived, since all of the members of the Board of Directors were present.

Attendance:  All Board of Directors’ members were present: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; José Luiz Braga (Alexandre Silva D’Ambrosio’s deputy); Raul Calfat; and Samuel de Paula Matos (Wang Wei Chang’s deputy).

Presiding:	José Luciano Duarte Penido – Chairman.
Claudia Elisete Rockenbach Leal – Secretary.

Agenda: (i) Reelection of the members of the Company’s Board of Executive Officers; (ii) Ratification of the members of the Company’s Committees; (iii) Review the Company’s capital budget for 2011.

Resolutions:  After discussion and analysis of the matters included on the agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors:

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(i)           Under the terms of article 19 of the Company’s Bylaws, the following members of the Board of Executive Officers were reelected for a term of one year: Marcelo Strufaldi Castelli, Brazilian Citizen, married, mechanical engineer, bearer of ID card R.G. n.º 11.778.104-6, of the SSP-SP, enrolled with the CPF/MF under n.º 057.846.538-81, for the post of Chief Executive Officer of the Company, responsible for the functions of Company’s executive management and risks management and control and compliance; Aires Galhardo, Brazilian Citizen, married, businessman, bearer of ID card R.G. no. 24.854.223-0 of the SSP-SP, enrolled with the CPF/MF under no. 249.860.458-81, for the post of Company’s Officer without specific designation, to exercise the functions forest’s management; Francisco Fernandes Campos Valério, Brazilian Citizen, married, engineer, bearer of ID card R.G. n.º 634832, of the SSI-SC, enrolled with the CPF/MF under n.º 065.280.319-91, for the post of Officer without specific title, to manage industrial operations, engineering and supplies; João Adalberto Elek Junior, Brazilian Citizen, divorced, engineer, bearer of ID card R.G. n.º 03524098-5, of the IFP-RJ, enrolled with the CPF/MF under no. 550003047-72, for the post of Officer without specific title, also exercising the functions of Investor Relations and finances; and João Felipe Carsalade, Brazilian Citizen, married, businessman, bearer of ID card R.G. n.º 3.154.651, of the IFP-RJ, enrolled with the CPF/MF under no. 468.913.667-04, for the post of Officer without specific title, to manage commercial and international logistics; all resident and domiciled in the City and State of São Paulo, with business address at Alameda Santos, n.º 1357, 6º andar, CEP 01419-908. The post of Officer without specific title, liable for the human and organization development is vacant and will be fulfilled as soon as possible. In the mean time, the CEO is liable for such functions

(ii)           The Officers elected herein declare, under penalty of law, that they are not involved in any of the crimes established in law that would prevent them from exercising commercial activities, and that they comply with all the requirements as provided in art. 1.011 of Law n.º 10.406/2002, in art. 147 of Law n.º 6.404/76 and in CVM Instruction n.º 367/02 for their investiture as members of the Company’s Board of Executive Officers. The Officers will take possession of their respective posts, on this date, upon signing the Induction Instrument as transcribed in the Minutes Book of the Company’s Board of Executive Officers and the Declaration referred to in CVM Instruction n.º 367/02. They also have signed the Instrument for Adhesion to the Listing Regulations of the Novo Mercado segment of the BM&FBOVESPA S.A. – Bolsa de Mercadorias, Futuros e Valores.

(iii)           Ratify, as per the following, the members of the Advisory Committees to the Company’s Board of Directors. The Committees’ member term of office is equivalent to the Company’s Director’s:

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Audit and Risks Committee:
Coordinator and Financial Expert	Samuel de Paula Matos
Members:	Antonio Luiz Pizarro Manso
Maurício Aquino Halewicz

Finance Committee:
Members:	João Carvalho de Miranda
Sergio Suarez Pompeo
Wang Wei Chang

Personnel and Compensation Committee:
Coordinator:	Gilberto Lara Nogueira
Members:	Alexandre Gonçalves Silva
José Armando de Figueiredo Campos
José Luciano Duarte Penido
Victoria Christina Bloch

Sustainability Committee:
Coordinator:	José Luciano Duarte Penido
Members:	Ailton Alves Lacerda Krenak
Cláudio Benedito Valladares Pádua
Francisco Fernandes Campos Valério
Ignacy Sachs
Aires Galhardo
Ricardo Young Silva
Sergio Eduardo Weguelin Vieira
Sergio Besserman Vianna

(iv)          The Board of Directors certifies and recognizes the independence of the members of the Audit and Risks Committee described in (iii) above.

(v)           Approve the Company’s capital budget review, through the reduction of R$ 201,000,000 (two hundred and one million reais) making up the new total amount of R$ 1,440,000,000.00 (one billion, four hundred and forty million reais).

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Closing:  There being nothing more to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all present.  Attendance: José Luciano Duarte Penido – Chairman of the Board of Directors and Chair of the Meeting; Alexandre Gonçalves Silva; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; José Luiz Braga (Alexandre Silva D’Ambrosio’s deputy); Raul Calfat; and Samuel de Paula Matos (Wang Wei Chang’s deputy) and Claudia Elisete Rockenbach Leal – Secretary.

São Paulo, August 23, 2011.

True to the original.
Extracted from the document itself.

Claudia Elisete Rockenbach Leal
Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: August 25, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO